UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

SRI/SURGICAL EXPRESS, INC.

(Name of Subject Company)

SRI/SURGICAL EXPRESS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number of Class of Securities)

Mark R. Faris

Chief Financial Officer

SRI/Surgical Express

12425 Race Track Road

Tampa, Florida 33626

(813) 891-9550

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (“SEC”) on June 13, 2012, by SRI/Surgical Express, Inc., a Florida corporation (“SRI”), as amended and supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by SHM Acquisition, Inc., a Florida corporation (“Purchaser”) and a wholly-owned subsidiary of Synergy Health US Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on June 13, 2012, pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock, and the associated preferred stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 5, 2010, between SRI and Registrar and Transfer Company, as Rights Agent, as amended, at a price of $3.70 per Share net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2012, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No.1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by including the following paragraph immediately after the footnotes to the Golden Parachute Compensation table on page 32 of the Schedule 14D-9:

“Legal Proceedings

On June 19, 2012, SRI became aware of a putative shareholder class action complaint filed on June 13, 2012 in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, captioned Patrick McDermott v. Charles Federico, et al. (Uniform Case No. 292012CA009741A001HC) against SRI, the members of the SRI Board, and Purchaser (the “McDermott Complaint”). The plaintiff in the McDermott Complaint purports to sue on behalf of a class of shareholders of SRI and alleges breach of fiduciary duty against the individual defendants because, among other reasons, in connection with the Transactions they (i) failed to take steps to maximize the value of SRI to its public shareholders and took steps to avoid competitive bidding, and (ii) failed to properly value SRI. The McDermott Complaint also alleges that Purchaser and SRI, together with Parent and Synergy Health plc (as related non-parties), aided and abetted the alleged breach of fiduciary duty by the individual defendants. The McDermott Complaint generally seeks, among other things, injunctive relief and attorney’s fees and costs. SRI believes the allegations are without merit and intends to defend vigorously against the McDermott Complaint.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRI/SURGICAL EXPRESS, INC. (Registrant)

Dated: June 20, 2012	By:	/s/ Gerald Woodard
Gerald Woodard
Chief Executive Officer